CALDWELL SUTTER CAPITAL, INC.
(SEC ID No. 8-27639)

ANNUAL AUDIT REPORT

SEPTEMBER 30, 2021

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27639

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/01/20_____ AND ENDING_____09/30/21_____

mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Sutter Capital, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way, Suite #3225

(No. and Street)

Sausalito	**California**	**94965-3324**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Helmer   **415-962-2526**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, **Joseph F. Helmer**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Sutter Capital, Inc.**, as of **September 30, 2021**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Joseph F. Helmer

Signature

President

Title

See attached

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

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Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

State of California

County of **Marin**



DIANA M. VICTORIA
Notary Public - California
Marin County
Commission # 2291068
My Comm. Expires Jun 29, 2023

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this __22__ day of __November__, 20__21__,
by   *Date*   *Month*   *Year*

(1) __Joseph F. Helmer__

(and 2) _____),
     Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to
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Description of Attached Document

Title or Type of Document: __Public Audited Financial Report__

Document Date: __Period 10/1/20 - 9/30/21__ Number of Pages: _____

Signer(s) Other Than Named Above: _____

CALDWELL SUTTER CAPITAL, INC.
TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Caldwell Sutter Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caldwell Sutter Capital, Inc. (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as the Company's auditor since 2009.
Walnut Creek, California
November 23, 2021

CALDWELL SUTTER CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

ASSETS

Cash	$	554,590
Cash at clearing broker		1,148,699
Fixed income securities owned		364,031
Due from clearing broker		122,952
Accounts receivable		20,530
Prepaid income tax		800
Prepaid expenses and other assets		35,312
Property and equipment, net of $80,974 accumulated depreciation and amortization		166
Operating lease right-of-use assets		93,519
Goodwill		155,543
Total Assets	$	2,496,142

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$	56,459
Accrued compensation		506,716
Accrued commissions		17,766
Subordinated loan interest payable		7,167
Margin loan		361,390
Income taxes payable		2,500
Operating lease liabilities		93,096
Total Liabilities		1,045,094
Subordinated borrowings		920,000

Stockholders' Equity

Common stock (no par value; 10,000,000 shares authorized;		
1,070,000 shares issued and outstanding)		9,500
Retained earnings		521,548
Total Stockholders' Equity		531,048
Total Liabilities and Stockholders' Equity	$	2,496,142

The accompanying notes are an integal part of this financial statement.

1. **Organization**

Caldwell Sutter Capital, Inc. (the "Company") was incorporated on February 16, 1982 as Caldwell Securities, Incorporated, and began operations on June 1, 1982. The Company changed its name to Caldwell Sutter Capital, Inc. in July 2017. The Company's main office is located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board. The Company clears its securities transactions through its correspondent broker, Wedbush Securities Inc. ("Wedbush"). The Company's primary source of revenue is providing fee-based investment advisory services and brokerage services to customers primarily in California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. **Significant Accounting Policies**

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than three months, which are not held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2021.

Due from Clearing Broker
Due from clearing broker represents the amount due from Wedbush for commissions and principal trading revenue upon completion of performance obligations. As of September 30, 2021, the Company considers due from clearing broker to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Accounts Receivable
Accounts receivable represents commissions and fees due to the Company upon completion of performance obligations for receivables from other than Wedbush. Management reviews such accounts and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer. As of September 30, 2021, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are carried at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of five years. Leasehold improvements are amortized over the life of the underlying lease.

2. **Significant Accounting Policies** *(continued)*

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use ("ROU") assets and lease liabilities that arise from short-term leases for any class of underlying asset. Operating leases that exceed one year are included in operating lease ROU assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended September 30, 2021, the Company had one short term operating lease, two long term operating leases, and no finance leases.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. **Recently Adopted Accounting Pronouncements**

ASU 2016-13 *Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13")

Effective October 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Adoption of this standard did not have a material impact on the financial statements. Management estimates that an allowance is not necessary for all financial instruments as of September 30, 2021.

ASU 2018-13 *Fair Value Measurement (Topic 820)* ("ASU 2018-13")

Effective October 1, 2020, the Company adopted ASU 2018-13 which intends to improve fair value disclosure requirements by removing disclosures that are not cost-beneficial, clarifying disclosures' specific requirements, and adding relevant disclosure requirements. The adoption did not have a material impact on the Company's financial statements.

4. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

5. Risk Concentration

The Company maintains its cash in bank deposit accounts which, at times, may have exceeded federally insured limits during the year.

6. Property and Equipment

As of September 30, 2021, property and equipment consist of the following:

Automobile	$	51,192
Computers and equipment		15,338
Leasehold improvements		14,610
Total cost		81,140
Total accumulated depreciation		(80,974)
Net property and equipment	$	166

7. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 — Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

On October 2, 2012, the Company acquired Wellington Securities, Inc. ("Wellington") as mentioned in Note 8. Based on the terms of the contract, the Company is required to pay contingent consideration over 32 quarters. At acquisition, goodwill was recognized and is measured annually for impairment based on a discounted cash flow model. The contingent consideration liability is estimated on a recurring basis annually at the report date using the discounted cash flow model and other unobservable inputs including historical company earnings, actual payments of the consideration, retirement of certain brokers and other trends. Both goodwill and the contingent consideration liability are level 3 fair value measurements.

7. **Fair Value Measurements** *(continued)*

The table below presents the amounts of assets and liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
Assets at fair value measured on a nonrecurring basis:				
Goodwill	$ -	$ -	$ 155,543	$ 155,543
Assets at fair value measured on a recurring basis:				
Fixed-Income Securities	$ 364,031	$ -	$ -	$ 364,031

Recurring fair value measurements using significant unobservable inputs (Level 3):

	Level 3	Total
Liabilities at fair value:		
Contingent consideration as of October 1, 2020	$ 7,995	$ 7,995
Payments on consideration	(2,928)	(2,928)
Acquisition gain	(5,067)	(5,067)
Contingent consideration as of September 30, 2021	$ -	$ -

8. **Commitments**

Acquisition of Wellington
On October 2, 2012, the Company entered into an asset purchase agreement with Wellington whereby Wellington transferred its client accounts and associates to the Company. As full consideration, the Company agreed to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters, ending with the quarter ending December 31, 2020. Therefore, contingent consideration and accrued interest was zero at September 30, 2021. As a result of the acquisition, the Company recognized goodwill of $155,543, which was not considered impaired at September 30, 2021.

9. **Margin Loan**

The margin loan of $361,390 is secured by fixed income securities owned. The interest charged is the federal funds rate plus 2.50% and is payable monthly. Interest expense totaled $23,991 and is included in interest expense on the Statement of Income. If sufficient equity is not maintained in the account, the clearing broker can initiate a margin call and can request a deposit of additional funds or securities or can sell securities. The clearing broker has the right to call the margin loan in full at any time.

10. **Related Party Transactions**

Subordinated Borrowings
The Company released its two subordinated secured demand notes with a majority stockholder totaling $620,000. The Company then issued a $620,000 loan subordinated to claims of general creditors. The note was approved by FINRA on September 20, 2021 and have an expiration date of September 30, 2023. The note has a 10% interest rate payable monthly through the expiration of the note. The loan is with a majority stockholder.

The Company has three $100,000 loans subordinated to claims of general creditors totaling $300,000. Two of the notes were approved by FINRA on July 24, 2017 and have an extended expiration date of July 24, 2022. One of the notes was approved by FINRA on February 14, 2018 and expires on February 14, 2022. All notes have an 8% interest rate payable monthly through the expiration of the notes. All three loans are with minority stockholders.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2021, the Company's net capital was $1,212,503 which exceeded the requirement by $1,112,503.

12. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenue from contracts with customers:

Investment Advisory Fees
The Company earns fees from providing investment advisory services to private clients. Investment advisory fees are calculated as a percentage of assets under management. The performance obligation is deemed to be fulfilled when the transfer of service has occurred. Therefore, since investment advisory services are performed over time, the Company recognizes advisory income as the services are performed.

Principal Trading
The Company earns principal trading revenue on the sale of securities purchased and held in the Company's accounts on behalf of the private and institutional clients. Principal trading revenue is based upon an agreed upon transaction fee and is recognized as of the trade date.

12. Revenue from Contracts with Customers (continued)

Commission Revenue

The Company earns commission revenue on the sale of securities to private and institutional clients. Commissions are based upon an agreed upon transaction fee. The Company considers the performance obligation fulfilled as of the trade date.

12b-1 Fees

The Company earns 12b-1 fees after placing private clients in mutual funds. 12b-1 fees are calculated as a percentage of net assets under management. These variable fees are recognized over the period the private clients are invested.

Municipal Advisory Fees

The Company earns fees from providing advisory services to municipalities. Municipal advisory fees are based upon an agreed upon transaction fee. The performance obligation is deemed to be fulfilled when the transfer of service has been completed. Therefore, since municipal advisory services are deemed fulfilled upon completion, the Company recognizes advisory income at such time.

Underwriting Income

The Company earns underwriting income by providing underwriting services to institutional customers. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. The Company considers the performance obligation fulfilled as of the trade date.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At October 1, 2020 and September 30, 2021, accounts receivable related to revenue from contracts with customers were $19,272 and $20,530, respectively. At October 1, 2020 and September 30, 2021, due from clearing broker related to revenue from contracts with customers were $181,134 and $122,952, respectively. There was no significant impairment related to either of these receivables during the year ended September 30, 2021.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Since the Company does not have fees collected in advance, there is no deferred revenue as of October 1, 2020 and September 30, 2021.

Contract Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied.

13. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to United States federal and state income tax examinations by tax authorities for tax years before 2017 and 2016, respectively. Deferred taxes were not significant at September 30, 2021.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. There were no uncertain tax positions at September 30, 2021.

14. Lease Commitments

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company has an operating lease for office space in Sausalito, California. The lease began on April 1, 2017 and expires on March 31, 2023 after exercising an option to extend the lease term. Each year, the rent may be increased by a ratio based on the increase in the consumer price index from the previous year. In addition, the Company has an operating lease for an automobile. The lease began on December 30, 2020 and expires on January 1, 2024. For the year ended September 30, 2021, information pertaining to both operating leases were as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of October 1, 2020	$ 122,185
ROU asset addition on December 30, 2020	24,077
Weighted-average remaining lease term	22.5 months
Weighted-average discount rate	5.0%

Maturities of Operating Lease Liabilities	
2022	$ 61,315
2023	33,954
2024	1,409
Total lease payments	96,678
Less discount	(3,582)
Total operating lease liabilities	$ 93,096

For the year ended September 30, 2021, the Company had one, month-to-month, short term lease for additional office space in Sausalito, California. Since this office lease was deemed short term, the Company did not recognize the related ROU asset or lease liability.

15. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

16. Subsequent Events

The Company has evaluated subsequent events through November 23, 2021, the date which the financial statements were issued.